TERYL RESOURCES CORP.
#185, 10751 Shellbridge Way
Richmond, BC V6X 2W8

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of TERYL RESOURCES CORP. (the "Company") will be held at Salon #216, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia, V6X 1K8 on Monday, the 20th day of November, 2000 at the hour of 10:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.	To receive and consider the Report of the Directors to the Members.

2.	To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended May 31st , 2000.

3.	To elect directors to hold office until the next annual general meeting of the Company.

4.	To appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditor.

5.

To consider and, if thought fit, to approve a special resolution to alter the Memorandum of the Company by increasing the authorized capital of the Company from 30,000,000 common shares without par value, of which 23,033,238 common shares are issued and outstanding to 100,000,000 common shares without par value, of which 23,033,238 common shares will be issued and outstanding. A member who wishes to dissent should refer to Section 207 of the British Columbia Company Act.

6.

To consider and, if thought fit, to approve an ordinary resolution to grant to the directors and employees of the Company incentive stock options to purchase common shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the Canadian Venture Exchange and to approve the exercise of any options granted to insiders.

7.

To consider and, if thought fit, to approve an ordinary resolution approving the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company, and in accordance with the policies of the Canadian Venture Exchange.

8.	To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Instrument of Proxy and to mail it or deposit it with Montreal Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to be valid and acted upon at the meeting, Instruments of Proxy must be received at the aforesaid address not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof.

The Company has fixed the close of business on the 13th day of October, 2000 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 16th day of October, 2000.

By Order of the Board of
TERYL RESOURCES CORP.

"John G. Robertson"
JOHN G. ROBERTSON,
President